# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gold X2 Mining Inc., CIK 0001961592
CUSIP: 38076G103
Title of class of securities: Common Shares, no par value (the "Shares")
Address of issuer's principal executive offices: 450 Commerce Place, 400 Burrard Street, VANCOUVER, British Columbia Canada (A1), V6C 3A6
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002077938

## Reporting persons
- SS3H Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,933,332; sole dispositive power 0; shared dispositive power 7,933,332; aggregate amount beneficially owned 7,933,332 (7.54% of the class)
- Michael Bernard Hess: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,933,332; sole dispositive power 0; shared dispositive power 7,933,332; aggregate amount beneficially owned 7,933,332 (7.54% of the class)
- Kelly J. Engel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,933,332; sole dispositive power 0; shared dispositive power 7,933,332; aggregate amount beneficially owned 7,933,332 (7.54% of the class)

## Item 1. Issuer
Name of issuer: Gold X2 Mining Inc.
Address of issuer's principal executive offices: 450 Commerce Place, 400 Burrard Street, Vancouver, BC V6C 3A6

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the persons listed below, all of which together are referred to herein as the "Reporting Persons."

(i) SS3H Ventures LLC, a Delaware limited liability company ("SS3H"), with respect to the Shares held by it and the Shares that it has the right to acquire upon the exercise of Warrants (as defined in Item 4);

(ii) Michael Bernard Hess, an individual ("Mr. Hess"), who is the sole member and the co-manager of SS3H, with respect to the Shares held by SS3H and the Shares that SS3H has the right to acquire upon the exercise of Warrants; and

(iii) Kelly J. Engel, an individual ("Ms. Engel"), who is the co-manager of SS3H, with respect to the Shares held by SS3H and the Shares that SS3H has the right to acquire upon the exercise of Warrants.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons c/o HFO Holdings LLC, 1185 Avenue of the Americas, 40th Floor, New York, NY 10036.
Citizenship: The citizenship of SS3H is set forth above. Each of Mr. Hess and Ms. Engel is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

As of the date requiring the filing of this report, SS3H holds an aggregate of: (i) 3,966,666 Shares; and (ii) 3,966,666 Common Stock Purchase Warrants (the "Warrants"), each of which is currently exercisable to purchase one Share.

The Shares and Warrants reported hereby for SS3H are held directly by SS3H. Mr. Hess, as the sole member and the co-manager of SS3H, may be deemed a beneficial owner of the Shares held by SS3H and the Shares that SS3H has the right to acquire upon the exercise of Warrants. Ms. Engel, as the co-manager of SS3H, may be deemed a beneficial owner of the Shares held by SS3H and the Shares that SS3H has the right to acquire upon the exercise of Warrants.
Percent of class: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(d). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- SS3H Ventures LLC: /s/ Michael Bernard Hess, Co-Manager (10/20/2026)
- SS3H Ventures LLC: /s/ Kelly J. Engel, Co-Manager (10/20/2026)
- Michael Bernard Hess: /s/ Michael Bernard Hess, Michael Bernard Hess (10/20/2026)
- Kelly J. Engel: /s/ Kelly J. Engel, Kelly J. Engel (10/20/2026)